

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2012

Via Email
Andre Troshin
President
Puget Technologies, Inc.
227 Bellevue Way NE, 411
Bellevue, Washington 98004

Re: Puget Technologies, Inc.
Registration Statement on Form S-1
Filed January 27, 2012
File No. 333-179212

Dear Mr. Troshin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 4

1. Please revise the risk factor cross-reference on your cover page to reflect the accurate page number where the disclosure begins. Your cover page currently states that your risk factor disclosure begins on page 6, but it begins on page 9. See Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 6

Corporate Background and Business Overview, page 6

2. We note your reference to the "Agreement" in the second sentence of the second paragraph under this subheading. Please revise to clearly identify the agreement to which you are referring. See Rule 421(b)(3) of Regulation C under the Securities Act of 1933.

The Offering, page 7

3. You disclose net proceeds of $80,000 in your offering summary. Considering this amount represents the gross proceeds of the offering, please revise your filing accordingly.

4. Please revise the typographical error in your fifth subheading. It appears that you should replace the word "before" with "after."

5. Please revise your duration of the offering disclosure to be consistent with the disclosure on your cover page. Your cover page indicates that the offering will continue for 180 days, which time period may be discontinued or extended for up to 90 days at the discretion of your management. Conversely, your disclosure on page 7 makes no reference to the 180 day initial period or 90 day extension.

Summary of Financial Information, page 8

6. You disclose total stockholder's equity of $2,522 in your financial summary. Please revise your disclosure on page 8 to clearly indicate that you have a stockholder's deficit of $2,522 as of October 30, 2011.

Risk Factors, page 9

Because we will distribute our products to overseas…, page 12

7. Please revise this risk factor to clarify whether you are importing products from Germany, or exporting products to Germany. In this regard, we note your disclosure elsewhere that the products you sell will be shipped directly from the distributor in Germany.

We depend to a significant extent on certain key personnel…, page 12

8. Please revise this risk factor disclosure on page 12 and your disclosure on page 30 under the subheading "Employees and Employment Agreements" to clarify whether Mr. Troshin is an employee of the company. Your disclosure on page 12 states that Mr. Troshin is your sole employee, but your disclosure on page 30 states that you have no employees and that Mr. Troshin is an independent contractor.

Use of Proceeds, page 17

9. Pursuant to Item 504 of Regulation S-K, your application of proceeds table should indicate how the net proceeds of the offering will be utilized. Accordingly, please revise the use of proceeds table to remove the impact of cash on hand at October 31, 2011.

10. You disclose on page 18 that if you are not successful in selling all 2,000,000 shares
    offered you will not be able to proceed with your "business plan" unless additional funds
    are raised. Please revise your disclosures to clarify what you mean by this statement. In
    doing so, consider defining the term "business plan" and explaining why an offering less
    than 100% does not enable you to proceed with your business plan.

Dilution, page 19

11. It appears that you incorrectly computed "post offering net tangible book value" in your
    dilution table. Since post offering net tangible book value is used to calculate several
    other figures within the dilution table, we note that those related line items also appear to
    present incorrect figures. Accordingly, please revise your table to correct the post
    offering net tangible book value amounts and to ensure that you update the rest of the
    table. For example, it appears that post offering net tangible book value under the 100%
    scenario would be $70,468, consisting of the ($2,522) pre-offering net tangible book
    value combined with net proceeds of $72,990.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 20

12. We note that the total assets and/or liabilities figures in the second paragraphs of pages
    20 and 22 do not agree to your balance sheet on page F-2. Please correct these
    inconsistencies.

13. We note your disclosure of the costs you expect to incur over the next 12 months and the
    specific timeframe for those costs. Since your offering is being completed on a "best-
    efforts" basis, please revise your disclosures to discuss how the amounts and timing of
    these expenses and your plans to satisfy liquidity needs will vary based on each of the
    offering scenarios presented throughout your filing. In doing so, please ensure that your
    narrative on pages 20 and 21 is consistent with both your expenditures table on page 22
    and your use of proceeds table on page 17 and that you adequately explain the reason for
    any discrepancies. For example, your narrative on page 20 indicates that you believe it
    will cost between $2,500 and $5,000 for your website to be operational. However, you
    present the range of website development costs as $2,090-$5,000 in your use of proceeds
    table and as $3,500-$5,000 in your expenditure table on page 22.

14. You disclose on page 21 that you "expect to be in full operation and selling our product
    within 12 months of completing our offering." Please clearly disclose the offering
    scenarios for which you believe this statement to be accurate.

Limited Operating History; Need for Additional Capital, page 23

15. It appears that several disclosures under this heading have been copied from another
    filing. Please revise your filing to remove all inapplicable disclosures.

Liquidity and Capital Resources, page 23

16. You disclose that you anticipate needing approximately $62,800 to meet your operating needs for the next 12 months "based on our budget shown above." You further disclose on page 25 that the total estimated amount of funds to develop your business is $83,100. Since these amounts do not appear to be disclosed elsewhere in your filing, please tell us how you derived these amounts and clarify how these amounts correspond to those presented in your plan of operation and use of proceeds disclosures.

Significant Accounting Policies, page 24

17. We note references to Statements of Financial Accounting Standards. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. If you elect to refer to specific accounting guidance, you should refer to the Codification. Please revise your filing accordingly.

Description of Business, page 25

Website Marketing Strategy, page 28

18. Please revise your filing to clearly and consistently state the current status of your website. For example, in the first paragraph under this subheading on page 28 you state both that you "plan to develop [y]our website www.pugettechnologies.com", but state in the very next sentence that you "have not identified or registered any domain names for [y]our website." In addition to this example, please also ensure that you revise your disclosure on pages 6, 18, 20 and 29 to consistently and accurately reflect the status of your website.

19. We note that the "About Us" section of your purported website, www.pugettechnologies.com, states that your "company was established more than 50 years ago." Conversely, we note your disclosure on page 6 that your company was incorporated on March 17, 2010, that you are in the early stages of development and that you have not generated any revenues to date. Please advise us of the basis for the statements made on your website, and ensure that your website is consistent with the disclosure in your registration statement.

Directors, Executive Officers, Promoter and Control Persons, page 31

20. The second full paragraph on page 31 states that Mr. Troshin "has been self employed operating a business of consulting small business owners in FSU." Please revise to define or clarify your reference to FSU.

Certain Relationships and Related Transactions, page 34

21. Please provide the information required under Item 404(d) of Regulation S-K for the loans described under Note 5 – Related Party Transactions on page F-8. Please also describe the use of proceeds from the loans and how the company repaid the loans under Management's Discussion and Analysis of Financial Condition and Plan of Operation.

Report of Independent Registered Public Accounting Firm, page F-1

22. The first paragraph of your auditor's report indicates that the statements of earnings and deficit, stockholders' deficiency and cash flows were audited only for the period from inception through October 31, 2011. Please obtain a revised audit report which clearly indicates that your auditor also audited these statements for the annual periods ended October 31, 2011 and 2010. Please also ensure that your auditor revises the December 31, 2011 date in the opinion paragraph and references your statements of operations as opposed to the statements of earnings and deficit.

Note 5. Related Party Transactions, page F-8

23. Please change the word "landed" to "loaned."

Item 15. Recent Sales of Unregistered Securities, page 42

24. Please expand your disclosure regarding the October 14, 2010 sale of common stock to Mr. Troshin to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Signatures, page 45

25. Please revise the language of the first certification on page 45 to use the certification language from Form S-1. It appears that you have used the language from Form S-3 which is inapplicable to your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Thomas E. Puzzo, Esq.
Via Email